UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2017

On November 13, 2017, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2017 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 13, 2017

3

3Q17

Earnings Release
Conference Call

English Conference Call

November 14, 2017
  9 a.m. (US EST)
11 a.m. (Buenos Aires time)
12 p.m. (Sao Paulo time)
  3 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other
countries

Access Code: Adecoagro

Investor Relations

Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email

ir@adecoagro.com

Website

www.adecoagro.com

Adecoagro reported 9M17 Adjusted EBITDA of $187.2 million and Net Income of $6.8 million, respectively $3.0 and $15.0 million higher year-over-year

Luxembourg, November 13, 2017 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agricultural company in South America, announced today its results for the third quarter ended September 30, 2017. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.

Highlights

Financial & Operating Performance
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Gross Sales	262,988	246,443	6.7%	657,609	537,147	22.4%
Net Sales (1)	256,673	240,225	6.8%	636,810	522,067	22.0%
Adjusted EBITDA 121
Farming & Land Transformation	6,942	16,054	(56.8%)	37,579	47,333	(20.6%)
Sugar, Ethanol & Energy	74,341	80,249	(7.4%)	165,967	152,977	8.5%
Corporate Expenses	(5,999)	(6,476)	(7.4%)	(16,329)	(16,113)	1.3%
Consolidated Adjusted EBITDA	75,284	89,827	(16.2%)	187,217	184,197	1.6%
Adjusted EBITDA Margin 121	29.3%	37.4%	(21.6%)	29.4%	35.3%	(16.7%)
Adj. EBITDA Margin net of 3rd party commerc.131	34.6%	44.8%	(22.8%)	36.1%	41.4%	(12.9%)
Net Income	(2,958)	6,807	n.a.	6,810	(8,191)	n.a.
Adjusted Net Income	11,038	38,307	(71.2%)	36,009	59,179	(39.2%)

¡	Adecoagro reported Adjusted EBITDA(2) of $75.3 million in 3Q17, marking a 16.2% decrease compared to 3Q16. Adjusted EBITDA year-to-date stands at $187.2 million, 1.6% higher than 9M16.
¡	Gross sales reached $262.9 million in 3Q17 and $657.6 million in 9M17, 6.7% and 22.4% higher year-over year, respectively.
¡	Net income in 3Q17 was a loss of $2.9 million, compared to a $6.8 million gain in 3Q16. Year-to-date, Net Income stands at $6.8 million, $15.0 million higher than the previous year.

(1)	Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2)	Please see “Reconciliation of Non-IFRS measures” starting on page 21 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3)	Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production

Financial & Operational Performance Highlights

¡	Adjusted EBITDA for the Farming and Land Transformation businesses in 3Q17 was $6.9 million, $9.1 million or 56.8% lower than 3Q16. These results are primarily explained by (i) an $8.1 million extraordinary gain recorded in 3Q16 corresponding to the settlement of an arbitration dispute related to the early termination of land leasing contracts; (ii) a $1.1 million decrease in our Rice segment, driven by the postponement of rice sales volumes to the fourth quarter to capture higher prices; and (iii) partially offset by a $0.4 million increase in our Dairy segment as a result of higher milk prices. Year-to-date, Adjusted EBITDA reached $37.6 million, compared to $47.3 million for the same period last year.

¡	In the Sugar, Ethanol & Energy business, Adjusted EBITDA during 3Q17 was $74.3 million, 7.4% lower than 3Q16. Adjusted EBITDA was positively affected by: (i) an 8.4% increase in sugarcane crushing coupled with a 1.8% growth in TRS per ton of sugarcane, which led to an 11.6% increase in total TRS produced; (ii) higher sales volumes for sugar, ethanol and energy, 2.2%, 8.2% and 32.0% respectively, coupled with a 21.8% increase in energy prices; and, (iii) a $9.6 million higher result from the mark-to-market effect of our commodity hedge position (a $0.2 million gain in 3Q17 compared to a $10.8 million loss in 3Q16). These positive effects were offset by a 14.2% increase in production cash costs per ton of TRS produced in BRL terms. Approximately half of this cost increase is temporary and will be reversed in the fourth quarter. The net increase in cost is explained by lower sugarcane yields which have increased the amount of hectares harvested, leased and treated and purchases of sugarcane from suppliers.

On a cumulative basis, Adjusted EBITDA in 9M17 grew by 8.5% reaching $165.9 million. The main drivers for the increase were (i) a 30.6% increase in net sales, as a result of higher sugar, ethanol and energy sales volumes and realized prices; (ii) the mark-to-market effect of our sugar hedge position in 9M17 generated a gain of $36.5 million, $59.5 million higher than in 9M16. These positive results were partially offset by (i) a $37.5 million decrease in Changes in Fair Value, generated by the mark-to-market effect of our unharvested sugarcane plantation, primarily as a result of lower projected sugar prices and productivity; coupled with (ii) a 15.5% increase in unitary production cash costs as explained previously.

¡	Net Income in 3Q17 was a $2.9 million loss, compared to a gain of $6.8 million in 3Q16. This decrease is explained by (i) a $14.5 million decrease in Adjusted EBITDA; (ii) a $12.8 million increase in depreciation and amortization charges; and partially offset by (iii) $16.5 million lower financial losses ($27.7 million in 3Q17 compared to $44.3 million in 3Q16).

Strategy Execution

10-Year Bond Issuance

¡	On September 21, 2017, Adecoagro completed the issuance of a 10-year $500 million bond with a 6.0% coupon. The notes are guaranteed on a senior unsecured basis by certain of Adecoagro’s subsidiaries.

The Company will use the proceeds of the transaction primarily to repay existing debt of our Brazilian subsidiaries, and for general corporate purposes.

This transaction has enhanced Adecoagro’s ability to manage and allocate capital more efficiently, has strengthened our balance sheet and improved our long term financial flexibility.

Organic Growth Update

¡	Cluster Expansion: The expansion of the cluster in Mato Grosso do Sul is moving forward according to plan. As previously announced, investments at the Angelica mill are complete and the mill has reached a nominal crushing capacity of 1,050 tons/hour. We are currently working on laying the foundations for a new milling roller in the Ivinhema mill. In terms of sugarcane plantation, we have successfully leased a total 23.9 thousand hectares of farmland or 47% of total expansion land needs. A total of 7.9 thousand hectares have already been planted.

The expansion of the cluster will generate important efficiency gains and cost dilution. Even at current forward sugar prices, this project is highly accretive and generates returns well above our cost of capital.

¡	Dairy Bio-digester: The construction of our first bio-digester was completed during the end of October. The facility generates electricity by burning biogas extracted from the effluents produced by our seven thousand milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields.

Share Repurchase Update

¡	Over the last 12-months and as of the date of this report, Adecoagro has repurchased a total of 1.5 million shares or 1.2% of outstanding shares for a total dollar amount of $15.7 million, at an average price per share of $10.35.

¡	Since the inception of the program in August 2013, Adecoagro has repurchased an aggregate of 4.0 million shares equivalent to 3.2% of outstanding shares or $35.1 million, at an average price per share of $8.79.

Independent Farmland Appraisal Report

¡	As of September 30, 2017, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s subsidiaries held 266,532 hectares valued by C&W at $900.7 million. Net of minority interests, Adecoagro’s land portfolio consists of 246,139 hectares valued at $840.7 million. Year-over-year, our farmland value decreased by $30.7 million or 3.5%.

¡	We believe the decrease in the valuation of our land portfolio is in line with the decrease in land prices in Brazil and Uruguay following four years of weak row crop prices resulting in deterioration of crop margins.

These gains or losses are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy and a component of total return on invested capital.

Please visit www.ir.adecoagro.com for the Cushman & Wakefield 2017 Appraisal Report. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions. Please also refer to page 66 of our Annual Report on Form 20-F for the methodology employed in the appraisals of our farmland by Cushman & Wakefield.

Market Overview

¡	Sugar prices during 3Q17 were 8% lower quarter-over-quarter and 11% lower year-over-year. Prices recovered from the lows of July, trading above $15.0 cents/lb, on the back of changes on fuel tax structure in Brazil, a stronger BRL and funds reducing their net short position. However, strong sales volumes from producers capped prices from rallying further. The technical scenario weakened and, associated with a turbulent macro scenario and strong crushing pace in Center-South Brazil, resulted in prices collapsing once again. Funds maintained their net short close to historical highs. In the short-mid term, global supply and demand is expected to enter into a surplus cycle, resulting from larger expected crops in India, Thailand and the EU. Brazil still poses a threat to global supply, since in Center-South region the age of sugarcane continues to rise and the crop remains highly vulnerable to adverse weather events. The production mix in Center-South Brazil and ethanol prices relative to sugar will be key factors to follow.

¡	Ethanol prices at the beginning of 3Q17 reached the lowest levels observed in the 17/18 season. However, changes in PIS/COFINS taxes on fuels announced by the government in late July boosted prices by 15% throughout the quarter. Ethanol demand was also positively affected, which grew by 14% and sets a more constructive outlook for ethanol prices.

¡	Energy prices rallied to above BRL 500/MWh during August and September, significantly higher than expectations. Prices were driven by dry weather in the southeast of Brazil which resulted in extremely low water levels in reservoirs (22.6%).

¡	Soybean prices increased 0.4% during 3Q17 and was in average 4.7% lower year-over-year, while corn prices decreased 6.0% in the quarter and were on average 8.4% higher than a year ago. Prices were negatively affected by an increase in soybean and corn inventories, 5.8% and 4.2% respectively, as reported by the USDA. However towards the end of the quarter, prices found support on robust export demand, especially for soybeans. The US dollar continued to depreciate over the last three months supporting grain prices and making US exports more competitive on the global market.

Farming & Land Transformation Business

Operational Performance

2016/17 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			Production (tons)			Yields (Tons per hectare)
	2016/17	2015/16	Chg %	2016/17	2015/16	Chg %	2016/17	2015/16	Chg %
Soybean	55,237	59,474	(7.1%)	158,353	167,627	(5.5%)	2.9	2.8	1.7%
Soybean 2nd Crop	29,197	28,903	1.0%	72,510	70,055	3.5%	2.5	2.4	2.5%
Corn (1)	44,630	38,663	15%	240,268	232,714	3.2%	5.7	6.0	(4.9%)
Corn 2nd Crop	10,023	3,994	151.0%	45,153	15,555	190.3%	4.5	3.9	15.7%
Wheat |2)	38,009	32,396	17.3%	115,338	82,167	40.4%	3.0	2.5	19.6%
Sunflower	5,413	9,547	(43.3%)	10,112	15,521	(34.9%)	1.9	1.6	14.9%
Cotton	2,640	-	n.a	198	-	n.a	0.1	n.a	n.a
Total Crops	185,149	172,976	7.0%	641,931	583,639	10.0%
Rice	39,728	37,580	5.7%	234,819	220,758	6.4%	5.9	5.9	0.6%
Total Farming	224,877	210,556	6.8%	876,750	804,397	9.0%
Owned Croppable Area	121,412	120,065	1.1%
Leased Area	64,245	64,486	(0.4%)
Second Crop Area	39,220	26,005	50.8%
Total Farming Area	224,877	210,556	6.8%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	3Q17	3Q16	Chg %	3Q17	3Q16	Chg %	3Q17	3Q16	Chg %
	7,094	7,028	0.9%	24.5	24.6	(0.2%)	37.6	38.0	(1.2%)

(1)	Includes chia and peanuts
(2)	Includes barley.

Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of the end of October 2017, we harvested 222.2 thousand hectares related to the last crop season 16/17 and produced 876.8 thousand tons of aggregate grains, 9% higher year-over-year. A total of 2.7 thousand hectares of corn are still pending harvest. The harvest has been delayed as a result of excess rains, particularly in the west of Buenos Aires and La Pampa provinces. The crop remains in good shape and quality and we expect to harvest it over the upcoming weeks.

2017/18 Harvest Year

Farming Production Data
Planting & Production	Planting Plan (hectares)			2017/18 Planting Progress
	2017/2018	2016/2017	Chg %	2017/2018	Chg %
Soybean	60,678	55,237	9.9%	1,083	1.8%
Soybean 2nd Crop	27,300	29,197	(6.5%)	-	0.0%
Corn (1)	52,899	44,630	19%	13,789	26.2%
Corn 2nd Crop	10,282	10,023	2.6%	-	0.0%
Wheat (2)	33,800	38,009	(11.1%)	32,765	96.9%
Sunflower	3,129	5,413	(42.2%)	1,598	51.1%
Cotton	3,205	2,640	n .a	-	-
Total Crops	191,293	185,149	3.3%	49,234	25.7%
Rice	39,600	39,728	(0.3%)	21,896	55.3%
Total Farming	230,893	224,877	2.7%	71,130	30.8%
Owned Croppable Area	119,200	121,412	(1.8%)
Leased Area	73,168	64,245	13.9%
Second Crop Area	38,525	39,220	(1.8%)
Total Farming Area	230,893	224,877	2.7%
(1)	Includes chia and peanuts. (2) Includes barley.

At the end of 3Q17, Adecoagro began its planting activities for the 2017/18 harvest year. We expect to plant 230,798 hectares, 2.6% higher than the previous harvest season. This increase is expected to come primarily from a greater leased area, partially offset by a 1.8% decreased in owned land as a result of excess rains. In terms of crop mix, we have increased our soybean and corn area and decreased wheat and sunflower area.

As of the end of October, 2017, a total of 71.1 thousand hectares or 30.8% of the target area has been seeded. We expect to continue planting rice up until mid-November, and corn and soybean until early January. The wheat crop has developed as expected and we are preparing for the start of harvest.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Gross Sales
Farming	84,726	86,500	(2.1%)	232,660	212,727	9.4%
Total Sales	84,726	86,500	(2.1%)	232,660	212,727	9.4%
Adjusted EBITDA (1)
Farming	6,942	16,054	(56.8%)	37,579	47,333	(20.6%)
Total Adjusted EBITDA (1)	6,942	16,054	(56.8%)	37,579	47,333	(20.6%)
Adjusted EBITDA Margin	8.2%	18.6%	(55.9%)	16.2%	22.3%	(27.4%)
Adj. EBITDA Margin net of 3rd party commerc.(2)	9.6%	20.6%	(53.2%)	21.9%	24.7%	-11.5%
Adjusted EBIT (1)(2)
Farming	5,411	14,715	(63.2%)	32,916	43,545	(24.4%)
Total Adjusted EBIT (1)(2)	5,411	14,715	(63.2%)	32,916	43,545	(24.4%)
Adjusted EBIT Margin	6.4%	17.0%	(62.5%)	14.1%	20.5%	(30.9%)

Adjusted EBITDA(2) in the Farming and Land Transformation businesses was $6.9 million in 3Q17, $9.1 million or 56.8% lower than 3Q16. These results were primarily explained by (i) an $8.1 million extraordinary gain recorded in 3Q16 corresponding to the settlement of an arbitration dispute related to the early termination of land leasing contracts; (ii) a $1.1 million decrease in our Rice segment, driven by the postponement of rice sales volumes to the fourth quarter to capture higher prices; and (iii) partially offset by a $0.4 million increase in our Dairy segment as a result of higher milk prices.

Year-to-date, Adjusted EBITDA totaled $37.6 million, 20.6% or $9.8 million lower than the same period of the prior year. This reduction is mostly explained by the $8.1 million extraordinary gain in 2016 as explained above, coupled with lower commodity prices and higher production costs in USD terms as a result of the real appreciation of the Argentine peso.

(1)	Please see “Reconciliation of Non-IFRS measures” starting on page 21 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2)	Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party grains, divided by consolidated net sales net of those generated by the commercialization of third party grains. We net 3rd party commercialization results to highlight the margin generated by our own production.

Crops Segment

Crops - Highlights
	metric	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Gross Sales	$ thousands	59,201	41,551	42.5%	144,097	109,648	31.4%
	thousand tons	264.5	199.5	32.6%	667.4	496.5	34.4%
	$ per ton	223.8	208.3	7.4%	215.9	220.8	(2.2%)
Adjusted EBITDA	$ thousands	2,628	2,548	3.1%	23,052	22,904	0.6%
Adjusted EBIT	$ thousands	2,280	2,195	3.9%	22,012	21,875	0.6%
Planted Area(1)	hectares	224,877	210,556	6.8%	224,877	210,556	6.8%

(1) Does not include second crop planted area.

Adjusted EBITDA in our Crops segment was $2.6 million in 3Q17, slightly above the same period of last year. The increase is primarily explained by a $9.6 million increase in Changes in Fair Value of Biological Assets and Agricultural Produce and Changes in Net Realizable Value, which reflects the margin recognized throughout the biological growth cycle and harvest of our crops. This result was partially offset by a $10.4 million lower gain from the mark-to-market effect of our commodity hedge position.

On a year-to-date basis, Adjusted EBITDA for 9M17 was $23.0 million, essentially in line with 9M16. Higher production costs due to the appreciation of the Argentine peso and lower average prices have been offset by a $16.0 million higher hedging gain in 9M17 compared to 9M16 (a $7.2 million gain vs a $8.8 loss, respectively).

Crops - Changes in Fair Value Breakdown
9M17	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2016/17 Harvest Year
Total Harvested Area	Hectares	54,768	30,604	41,577	9,982	39,100	5,454	2,640	184,125
Area harvested in previous periods	Hectares	50,637	28,623	19,328	5,617	39,100	5,454	2,387	151,146
Area harvested in current period	Hectares	4,131	1,981	22,249	4,365	-	-	253	32,979
Planted area with significant biological growth	Hectares	-	-	2,950	-	-	-	-	2,950
Changes in Fair Value 9M17 from harvested area 2016/17 (i)	$ thousands	7,786	4,351	1,215	236	(849)	525	165	13,429
2017/18 Harvest Year
Total Planted Area	Hectares	-	-	6,740	-	32,388	1,597	-	40,725
Area planted in initial growth stages	Hectares	-	-	6,740	-	3,930	1,597	-	12,267
Area planted with significant biological growth	Hectares	-	-	-	-	28,458	-	-	28,458
Changes in Fair Value 9M17 from planted area 2017/18 (ii)	$ thousands	-	-	-	-	21	-	-	21

Total Changes in Fair Value in 9M17 (i+ii)	$ thousands	7,786	4,351	1,215	236	(828)	525	165	13,451

The table above shows the gains or losses from crop production generated during 9M17. A total of 184,125 hectares were planted in the 2016/17 crop. As of September 30, 2017, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $13.5 million, compared to $42.9 million generated during the same period last year. As explained above, the main drivers for the decrease in margins are lower commodity prices at harvest, coupled with higher costs of production, measured in USD.

The 2017/18 harvest season commenced mid-September 2017. As of the end of September, a total of 40,725 hectares were seeded, of which 28,458 hectares of wheat had attained significant biological growth.

As shown in the table below, crops sales year-to-date reached $144,097 million, 31.4% above last year, primarily explained by a 34.4% increase in volumes.

Crops - Gross Sales Breakdown
	Amount ($ '000)				Volume (tons)				$ per unit
Crop	3Q17	3Q16	Chg %		3Q17	3Q16	Chg %		3Q17	3Q16	Chg %
Soybean	26,213	16,750	56.5%		86,408	63,066	37.0%		303	266	14.2%
Corn (1)	23,784	19,506	21.9%		158,609	121,804	30.2%		150	160	(6.4%	)
Wheat (2)	555	1,991	(72.1%	)	4,078	13,054	(68.8%	)	136	153	(10.8%	)
Sunflower	2,494	1,119	122.9%		7,905	1,416	458.4%		315	790	(60.1%	)
Cotton	264	157	68.2%		148	147	0.4%		1,784	1,065	67.5%
Others	5,891	2,028	190.5%		-	-	-
Total	59,201	41,551	178,262		264,539	199,487

	Amount ($ '000)				Volume (tons)				$ per unit
Crop	9M17	9M16	Chg %		9M17	9M16	Chg %		9M17	9M16	Chg %
Soybean	66,977	56,108	19.4%		229,151	212,895	7.6%		292	264	10.9%
Corn (1)	55,296	35,609	55.3%		348,917	215,043	62.3%		158	166	(4.3%	)
Wheat (2)	11,078	7,633	45.1%		72,673	50,096	45.1%		152	152	0.0%
Sunflower	2,932	6,364	(53.9%	)	9,109	17,298	(47.3%	)	322	368	(12.5%	)
Cotton	310	1,275	(75.7%	)	173	1,196	(85.5%	)	1,792	1,066	68.1%
Others	7,504	2,659	182.2%		7,391	-	n.a		n.a	n.a	-
Total	144,097	109,648	31.4%		667,414	496,528	34.4%

(1) Includes sorghum; (2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Rice Segment

Rice - Highlights
	metric	3Q17	3Q16	Chg %		9M17	9M16	Chg %
Gross Sales	$ thousands	16,219	35,333	(54.1%	)	59,497	80,889	(26.4%	)
	$ thousands	12,711	32,825	(61.3%	)	49,746	72,778	(31.6%	)
Sales of White Rice	thousand tons(1)	47.4	91.6	(48.2%	)	170.4	255.8	(33.4%	)
	$ per ton	268	358	(25.2%	)	292	285	2.6%
Sales of By-products	$ thousands	3,136	2,508	25.1%		6,112	8,111	(24.6%	)
Adjusted EBITDA	$ thousands	1,692	2,803	(40%	)	6,907	11,817	(41.6%	)
Adjusted EBIT	$ thousands	781	2,096	n.a		4,110	9,937	(58.6%	)
Area under production (2)	hectares	39,728	37,565	5.8%		39,728	37,565	5.8%
Rice Mills
Total Rice Produced	thousand tons(1)	66.8	76.3	(12.4%	)	187.9	182.8	2.8%
Ending stock	thousand tons(1)	137.2	72.3	89.7%		137.2	72.3	89.7%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2015/16 harvest years

Rice sales during 3Q17 reached $16.2 million, 54.1% lower than 3Q16. This decrease was the result of (i) a commercial strategy to postpone sales towards the fourth quarter of the year to capture higher prices; coupled with (ii) 19.3% decrease in white rice prices. White rice prices in the region are expected to increase as a result of production losses in the US due to weather.

Adjusted EBITDA for our rice segment in 3Q17 was $1.7 million compared to $2.8 million, explained by lower selling volumes coupled with higher production costs in dollar terms as a result of the appreciation of the Argentine peso in real terms. On a year-to-date basis, Adjusted EBITDA totaled $6.9 million, 41.6% below the same period last year, primarily explained by the same drivers affecting the performance of the quarter.

Dairy Segment

Dairy - Highlights
	metric	3Q17	3Q16	Chg %		9M17	9M16	Chg %
	$ thousands(1)	8,931	9,384	(4.8%	)	28,253	21,413	31.9%
Gross Sales	million liters(2)	24.1	28.4	(15.2%	)	73.1	72.5	0.9%
	$ per liter(3)	0.34	0.30	15.0%		0.36	0.26	34.5%
Adjusted EBITDA	$ thousands	2,802	2,378	17.8%		7,616	3,797	100.6%
Adjusted EBIT	$ thousands	2,559	2,145	19.3%		6,879	3,074	123.8%
Milking Cows	Average Heads	7,094	7,028	0.9%		6,901	6,851	0.7%
Cow Productivity	Liter/Cow/Day	37.6	38.0	(1.2%	)	36.1	36.1	0.2%
Total Milk Produced	million liters	24.5	24.6	(0.2%	)	68.1	67.7	0.5%

(1) Includes (i) $0.7 million from sales of culled cows in 3Q17 and $0.9 million in 3Q16, and (ii) $1.4 million from sales of powder milk and butter in 3Q16.

(2) Selling volumes in 3Q16 include 3.8 million liters of powder milk equivalent and 1.1 million liters of butter equivalent

(3) Sales price includes the sale of fluid milk and whole milk powder and excludes beef cattle

Our Dairy operation continues to deliver strong operational and financial performance. Milk production reached 24.5 million liters in 3Q17, essentially flat year-over-year. A marginal reduction in productivity due to changes in our reproduction technology to maximize female births was offset by an increase in the size of our dairy cow herd.

Adjusted EBITDA in the quarter reached $2.8 million, 17.8% higher than 3Q16. This growth is mainly explained by a 15.0% increase in raw milk prices. These results were partially offset by an increase in production costs measured in USD as a result of the real appreciation of Argentine peso.

All Other Segments

All Other Segments - Highlights
	metric	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Gross Sales	$ thousands	375	232	61.6%	813	777	4.6%
Adjusted EBITDA	$ thousands	(180.0)	8,325	n.a.	4	8,815	(100.0%	)
Adjusted EBIT	$ thousands	(209.0)	8,279	n.a.	(85.0)	8,659	n.a.

All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. The $8.8 million decrease in results versus last year is explained by an extraordinary gain recorded in 2016 related to the settlement of an arbitration dispute with Marfrig Argentina SA, a subsidiary of Marfrig Alimentos SA.

Land transformation business

There were no farm sales during 3Q17 and 3Q16. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by land transformation and allocate its capital to other farms or assets with higher risk-adjusted returns, thereby enhancing return on invested capital.

adecoagro
3Q17

Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information	metric	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Milling							
Sugarcane Milled	**tons**	**4,116,044**	**3,797,200**	**8.4%**	**8,040,480**	**7,998,984**	**0.5%**
Own Cane	*tons*	*3,529,781*	*3,365,240*	*4.9%*	*7,100,094*	*7,353,761*	*(3.4%)*
Third Party Cane	*tons*	*586,263*	*431,960*	*35.7%*	*940,386*	*645,223*	*45.7%*
Production							
Sugar	tons	267,674	270,686	(1.1%)	470,129	488,135	(3.7%)
Ethanol	M3	178,363	141,085	26.4%	327,778	301,196	8.8%
Hydrous Ethanol	*M3*	*97,773*	*80,717*	*21.1%*	*192,106*	*182,233*	*5.4%*
Anhydrous Ethanol	*M3*	*80,590*	*60,369*	*33.5%*	*135,672*	*118,962*	*14.0%*
TRS Equivalent Produced	tons	584,646	523,834	11.6%	1,050,732	1,023,778	2.6%
Sugar mix in production		*48%*	*54%*	*(11.4%)*	*47%*	*50%*	*(6.2%)*
Ethanol mix in production		*52%*	*46%*	*13.4%*	*53%*	*50%*	*6.1%*
Energy Exported (sold to grid)	MWh	273,804	248,184	10.3%	543,583	493,045	10.3%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*66.5*	*65.4*	*1.8%*	*67.6*	*61.6*	*9.7%*
Agricultural Metrics							
Harvested area	Hectares	44,059	35,558	23.9%	84,249	72,652	16.0%
Yield	tons/hectare	80.1	105.7	(24.2%)	84.3	101.2	(16.7%)
TRS content	kg/ton	137.7	135.3	1.8%	127.2	124.5	2.2%
TRS per hectare	kg/hectare	11,030	14,304	(22.9%)	10,722	12,599	(14.9%)
Mechanized harvest	%	98.2%	97.9%	0.3%	98.3%	98.3%	(0.0%)
Area							
Sugarcane Plantation	hectares	142,133	133,455	6.5%	142,133	133,455	6.5%
Expansion & Renewal Area	hectares	7,503	6,223	20.6%	17,881	14,780	21.0%

Adecoagro crushed a total of 4.1 million tons of sugarcane in 3Q17, 8.4% higher than in 3Q16. Dry weather during the quarter coupled with an increase in hourly crushing capacity at the cluster allowed us to accelerate the milling pace which more than compensated for the delay generated in the first semester of the year. Year-to-date, sugarcane milling reached 8.0 million tons, 0.5% higher than in 9M16.

Production mix in the quarter and year-to-date has been slanted towards maximizing ethanol production as a result of higher relative prices. In our cluster in Mato Grosso do Sul, during 3Q17, the price and margin of anhydrous ethanol (including tax rebate) was the most attractive amongst our products, trading at an average premium to VHP sugar of 15.2%. Hydrous ethanol was priced at a 7.2% premium to VHP sugar. As a result, ethanol production increased 26.4% year-over-year to 178.4 thousand cubic meters while sugar production was slightly down by 1.1% to 267.7 thousand tons.

Our cogeneration operation continues to outperform. The cogen efficiency ratio reached 66.5 KWh/ton in 3Q17 and 67.6 KWh/ton in 9M17, respectively 1.8% and 9.7% higher than the same periods of 2017. This was explained by higher stability in the cogeneration process coupled with the fact that we collected and burnt sugarcane straw from the fields in order to increase our cogeneration capacity and profit from higher energy prices.

12

Sugarcane yields during 9M17 reached 84.3 tons/ha, significantly above the 5-year average yield for Brazil's center-south region. These yields were 16.7% below yields in 9M16, mainly explained by: (i) above average rainfalls during November 2015 through February 2016, which were highly beneficial for the 2016 crop compared to below average rains during 4Q16 and 1Q17; (ii) a longer growth cycle for a greater proportion of the sugarcane harvested in 2016 than the sugarcane harvested in 2017. TRS content per ton of sugarcane was slightly higher this year reaching 127.2 kg/ton in 9M17.

As of September 30, 2017, our sugarcane plantation consisted of 142,133 hectares, marking a 6.5% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 9M17 we planted a total of 17,881 hectares of sugarcane, 187.4% more than the same period in the previous year. Of this total area, 7,542 hectares correspond to expansion areas planted to supply our growing milling capacity and 10,339 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Net Sales (1)	170,451	153,725	10.9%	404,150	309,340	30.6%
Gross Profit Manufacturing Activities	54,041	74,759	(27.7%)	101,848	148,245	(31.3%)
Adjusted EBITDA	74,341	80,249	(7.4%)	165,967	152,977	8.5%
Adjusted EBITDA Margin	43.6%	52.2%	(16.5%)	41.1%	49.5%	(17.0%)
Adjusted EBITDA Margin (net of third party commercialization) (2)	51.2%	64.6%	(20.8%)	48.0%	60.1%	(20.1%)

(1) Net Sales are calculated as Gross Sales net of sales taxes.

(2) Adjusted EBITDA Margin net of third party commercialization is defined as Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar divided by net sales excluding sales from third party sugar volumes.

Net sales in 3Q17 reached $170.5 million, $16.7 million or 10.9% higher than 3Q16. This increase was primarily driven by the combination of: (i) a 32.0% increase in energy volumes coupled with a 21.8% increase in prices; and (ii) an 18.5% and 8.2% increase in sugar and ethanol volumes respectively. .

Adjusted EBITDA during 3Q17 was $74.3 million, 7.4% lower than 3Q16. Adjusted EBITDA was positively affected by: (i) an 8.4% increase in sugarcane crushing coupled with a 1.8% growth in TRS per ton of sugarcane, which led to an 11.6% increase in total TRS produced; (ii) higher sales volumes for sugar, ethanol and energy, and higher energy prices as explained above; and (iii) a $13.9 million higher result from the mark-to-market effect of our commodity hedge position (a $0.2 million gain in 3Q17 compared to a $10.8 million loss in 3Q16). These positive effects were offset by (iv) a 14.2% increase in production cash costs per ton of TRS produced in BRL terms. Approximately half of this cost increase is temporary and will be reversed in the fourth quarter. The net increase in cost is explained by lower sugarcane yields which have increased the amount of hectares harvested, leased and treated and purchases of sugarcane from suppliers; (v) a 9.0% increase in selling and administrative expenses per ton of TRS sold as a result of inflation coupled with a 7.9% appreciation of the Brazilian Reais.

On a cumulative basis, Adjusted EBITDA in 9M17 grew by 8.5% reaching $165.9 million. The main drivers for the increase were (i) a 30.6% increase in net sales, as a result of higher sugar, ethanol and energy sales volumes and realized prices; and (ii) the mark-to-market effect of our sugar hedge position in 9M17 that generated a gain of $36.5 million, $59.5 million higher than that of 9M16. These positive results were partially offset by (i) a $37.5 million decrease in Changes in Fair Value, generated by the mark-to-market effect of our unharvested sugarcane plantation, primarily a result of lower projected sugar prices and productivity; coupled with (ii) a 15.5% increase in unitary production cash costs as explained above.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands			Units			($/unit)
	3Q17	3Q16	Chg %	3Q17	3Q16	Chg %	3Q17	3Q16	Chg %
Sugar (tons)(2)	110,552	104,914	5.4%	320,612	270,480	18.5%	345	388	(11.1%)
Ethanol (cubic meters)	36,889	34,493	6.9%	81,123	75,004	8.2%	455	460	(1.1%)
Hydrous Ethanol	14,007	15,078	(7.1%)	32,964	34,705	(5.0%)	425	434	(2.2%)
Anhydrous Ethanol	22,882	19,415	17.9%	48,159	40,299	19.5%	475	482	(1.4%)
Energy (Mwh)(3)	23,011	14,319	60.7%	328,887	249,215	32.0%	70	57	21.8%
TOTAL	170,451	153,725	10.9%
	$ thousands			Units			($/unit)
	9M17	9M16	Chg %	9M17	9M16	Chg %	9M17	9M16	Chg %
Sugar (tons)(2)	232,149	186,286	24.6%	606,654	518,016	17.1%	383	360	6.4%
Ethanol (cubic meters)	131,623	97,218	35.4%	268,199	219,020	22.5%	491	444	10.6%
Hydrous Ethanol	53,987	39,026	38.3%	118,694	93,577	26.8%	455	41	9.1%
Anhydrous Ethanol	77,636	58,192	33.4%	149,505	125,443	19.2%	519	464	11.9%
Energy (Mwh)(3)	40,377	25,835	56.3%	647,009	539,920	19.8%	62	48	30.4%
TOTAL	404,150	309,340	30.6%

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

(2) Sugar sales and volumes includes commercialization of third party sugar: 72.6k tons ($25.9m) in 3M17 and 149.6k tons ($60.5m) in 9M17

(3) Energy sales and volumes includes third party commercialization.

Sugar sales volumes in 3Q17 grew 18.5% year-over-year, reaching 320.6 thousand tons, of which 72.6 thousand correspond to third party volumes compared to 67.5 thousand tons in 3Q16. Average realized selling prices during the quarter reached $345/ton, 11.1% lower compared to 3Q16, partially offsetting the volume growth. As a result, net sales reached $110.5 million, 5.4% higher year-over-year.

Ethanol sales volumes increased 8.2% compared to the same quarter of last year, in line with the growth in production. At the same time, we have increased our ethanol inventory by 7.7% seeking to capture higher prices towards the off-season. Anhydrous ethanol volumes increased by 19.5%, since they presented the highest relative price in the quarter, being priced 15.2% higher than VHP sugar. In average, realized ethanol prices in the quarter were slightly lower than last year, but remain 10.6% higher year-to-date.

In the case of energy, spot prices rallied in the quarter to above BRL 500/MWh as a result of dry weather and low water levels in Brazilian reservoirs. As a result, we started collecting sugarcane straw from our fields and building bales to transport to our mills and burn in the boiler for excess cogeneration. As a result, energy volume delivered to the grid increased by 32.0% compared to last year. Our average realized price in the quarter increased by 21.8% and reached 70 USD/MWh. The increase in volumes coupled with higher prices increased energy revenues to $23.0 million, 60.7% year-over-year.

1 Sugar, Ethanol & Energy - Total Production Costs
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Industrial costs	25,202	18,085	39.4%	52,052	39,442	32.0%
Agricultural costs	116,512	85,011	37.1%	222,347	171,161	29.9%
Harvest, Loading & Transport	40,065	31,464	27.3%	83,520	76,747	8.8%
Cane depreciation	20,947	15,318	36.8%	38,826	23,393	66.0%
Cane from 3rd parties	17,207	11,307	52.2%	26,295	16,790	56.6%
Leasing costs	17,078	12,668	34.8%	32,273	28,334	13.9%
Crop Maintenance	21,214	14,254	48.8%	41,433	25,897	60.0%
Total Production Costs (USD)	141,714	103,096	37.5%	274,399	210,604	30.3%
Total Production Costs (in BRL)	448,376	346,981	29.2%	873,406	721,010	21.1%
Depreciation (excluding SG&A)	44,707	32,951	35.7%	88,514	65,062	36.0%
Depreciation (excluding SG&A) (in BRL)	142,091	106,587	33.3%	283,855	223,835	26.8%
Total Production Cash Costs (USD)	97,007	70,145	38.3%	185,885	145,542	27.7%
Total Production Cash Costs (BRL)	306,286	240,394	27.4%	589,551	497,175	18.6%
Total production cash costs per ton of sugarcane crushed (USD/Ton)	24	18	27.6%	23	18	27.1%
Total producton cash costs per ton of sugarcane crushed (BRL/Ton)	74	63	17.5%	73	62	18.0%
Total production cash costs per ton of TRS produced (USD)	166	134	23.9%	177	142	24.4%
Total production cash costs per ton of TRS produced (BRL)	524	459	14.2%	561	486	15.5%

Agricultural operational costs (harvesting, loading, transport, planting) have decreased over the last year driven by efficiency gains and operational enhancements. However, as shown in the table above, reported production cash costs as of 9M17 in BRL increased by 18.6% while production cash costs measured per ton of TRS produced increased by 15.5%. Approximately half of this increase is temporary and will be reversed as the harvest is complete in the fourth quarter (i.e., third party cane purchases, leasing, crop maintenance). The net increase in costs is mainly explained by lower sugarcane yields, which have increased the amount of hectares harvested, leased and treated as well as increased sugarcane purchases from suppliers.

1 Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Changes in FV Harvested Sugarcane (Agricultural Produce)	1,201	22,400	(94.6%)	13,435	30,756	(56.3%)
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d-e)]	1,292	3,126	(58.7%)	(16,070)	21,434	(175.0%)
Sugarcane Valuation Model current period (a)	68,865	106,259	(35.2%)	68,865	106,259	(35.2%)
Capitalized crop maintenance costs LTM as of current period (b)	(55,268)	(47,524)	16.3%	(55,268)	(47,524)	16.3%
Sugarcane Valuation Model previous period (c)	71,017	102,708	(30.9%)	82,380	59,077	39.4%
Capitalized crop maintenance costs LTM as of previous period(d)	(61,871)	(45,951)	34.6%	(54,757)	(35,781)	53.0%
Exchange rate difference (e)	(3,158)	1,148	(375.1%)	(2,043)	(14,005)	(85.4%)
Total Changes in Fair Value	2,492	25,526	(90.2%)	(2,635)	52,191	(105.0%)

As shown in the table above, Changes in Fair Value of Unharvested Sugarcane (to be harvested during next 12- months) as of 3Q17 was $1.3 million. This gain represents an increase in the fair value of our sugarcane plantation after maintenance costs, compared to June 30, 2017, and primarily explained by lower capitalized maintenance costs, partially offset by lower future sugar prices. In 3Q16, Changes in Fair Value of Unharvested Sugarcane marked a gain of $3.1 million, mainly driven by the strong rally in sugar prices during 2016.

Changes in Fair Value of Harvested Sugarcane or “Agricultural Produce” reached $1.2 million in 3Q17, compared to $22.4 million in 3Q16. Agricultural Produce represents the margin generated by growing sugarcane and selling it at market price to our mills (internal price transfer). The decrease in agricultural produce reflects (i) the decrease in sugarcane prices (Consecana price index) as a result of lower sugar prices, coupled with lower sugarcane yields.

Corporate Expenses

Corporate Expenses
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Corporate Expenses	(5,999)	(6,476)	(7.4%)	(16,329)	(16,113)	1.3%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses during the nine months of the year reached $16.3 million, essentially in line with the same period of last year.

Other Operating Income

Other Operating Income
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Gain / (Loss) from commodity derivative financial instruments	2,080	1,458	42.7%	40,833	31,701	28.8%
Gain/(Loss) from forward contracts	117	1,141	- %	-	15	- %
Gain from disposal of other property items	89	126	(29.4%)	(529)	(79)	570%
Other	976	8,090	- %	(904)	(8,684)	(89.6%)
Total	3,262	10,815	(69.8%)	39,400	22,953	71.7%

Other Operating Income in 3Q17 reported a gain of $3.3 million, $7.5 million lower than 3Q16. The decrease is primarily explained by an extraordinary $8.3 million gain recorded in 3Q16 related to the successful settlement of an arbitration agreement with Marfrig Argentina SA.

Commodity Hedging

Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of September 30, 2017
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB

	Volume (1)	USD/Ton	USD/Bu
2016/2017 Harvest season
Soybeans	222,989	246.5	938.7
Corn	238,498	168.0	434.5
2017/2018 Harvest season
Soybeans	96,083	269.4	1,030.8
Corn	142,700	166.9	434.9

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB

	Volume (1)	USD/Unit	Cents/Lb
2016/2017 Harvest season
Sugar (tons)	486,918	396.8	18.0
Ethanol (m3)	200,182	472.6	n.a
Energy (MW/h) (2)	604,159	66.9	n.a
2017/2018 Harvest season
Sugar (tons)	154,737	407.3	18.5
Ethanol (m3)	-	-	-
Energy (MW/h) (2)	437,885	70.5	n.a

(1)	Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).
(2)	Energy prices were converted to USD @ an Fx of R/USD 3.20

Financial Results

Financial Results
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Interest Expenses, net	(10,730)	(11,298)	(5.0%)	(31,507)	(28,706)	(9.8%)
Cash Flow Hedge - Transfer from Equity	(7,369)	(28,592)	74.2%	(10,689)	(52,186)	79.5%
FX Gain/(Loss), net	(6,627)	(2,908)	127.9%	(18,510)	(15,184)	(21.9%)
Gain/(Loss) from derivative financial Instruments	143	(33)	n.a.	(2,052)	(6,839)	70.0%
Taxes	(972)	(682)	(42.5%)	(2,276)	(1,913)	(19.0%)
Other Expenses, net	(2,194)	(758)	(189.4%)	(2,903)	(2,290)	(26.8%)
Total Financial Results	(27,749)	(44,271)	37.3%	(67,937)	(107,118)	36.6%

Our financial results in 3Q17 was a loss of $27.7 million, compared to a loss of $44.3 million in 3Q16.

These results are primarily composed of interest expense and foreign exchange losses, as described below:

(i)	Net interest expense in 3Q17 was $10.7 million, 5.0% below the previous quarter. This difference is mainly explained by an increase in interest income, resulting mainly from short term cash investments in Argentina.

(ii)	Foreign exchange losses (composed of "Cash Flow Hedge - Transfer from Equity”(1) and "Fx Gain/Loss” line items) reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses totaled $14.0 million in 3Q17, $17.5 million lower compared to 3Q16. This is mainly explained by the fact that a substantial portion of our USD denominated debt was paid in 3Q16 coupled with the continuous appreciation of the Brazilian Real.

(1)	Effective July 1,2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	3Q17	2Q17	Chg %	3Q16	Chg %
Farming	165,989	175,792	(5.6%)	108,848	52.5%
Short term Debt	115,946	119,927	(3.3%)	95,283	21.7%
Long term Debt	50,043	55,865	(10.4%)	13,564	268.9%
Sugar, Ethanol & Energy	641,301	618,487	3.7%	667,942	(4.0%)
Short term Debt	67,226	136,875	(50.9%)	242,319	(72.3%)
Long term Debt	574,075	481,612	19.2%	425,623	34.9%
Bond Proceeds at Holding	301,587	-	100%	-	100.0%
Total Short term Debt	183,172	256,802	(28.7%)	337,602	(45.7%)
Total Long term Debt	925,705	537,486	72.2%	439,188	110.8%
Gross Debt	1,108,877	794,279	39.6%	776,790	42.8%
Cash & Equivalents	523,175	219,934	137.9%	136,482	283.3%
Net Debt	585,702	574,345	2.0%	640,308	(8.5%)
Net Debt / Adj. EBITDA LTM	1.95x	1.82x	6.9%	2.42x	(19.7%)

Adecoagro’s net debt as of September 30, 2017 stands at $585.7 million, 8.5% lower year-over-year and 2.0% higher quarter-over-quarter. Our net debt ratio (Net Debt / LTM Adj. EBITDA) reached 1.95x, 19.7% lower than a year ago, explained by a combination of lower net debt and higher LTM Adjusted EBITDA.

On September 20, 2017, Adecoagro issued a 10-year $500 million bond with an annual coupon of 6.0%. The bond proceeds will be used primarily to refinance and extend maturity of approximately $450 million of debt from our Brazilian operations. As of September 30, 2017, $302.2 million of bond proceeds remained in our cash balance, explaining the increase in cash & equivalents and gross debt.

The charts depicted below show our debt maturity profile on a consolidated basis, which currently stands 77% in the long term and 23% in the short term. Our debt currency breakdown stands 22% in Brazilian Reals and 77% in US dollars.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Farming & Land Transformation	4,575	5,548	(17.6%)	11,935	9,372	27.4%
Expansion	3,165	3,592	(11.9%)	7,853	5,501	42.8%
Maintenance	1,410	1,956	(27.9%)	4,082	3,871	5.5%
Sugar, Ethanol & Energy	32,168	27,261	18.0%	131,229	83,140	57.8%
Maintenance	18,741	22,284	(15.9%)	99,224	60,007	65.4%
Planting	16,833	19,191	(12.3%)	40,001	35,650	12.2%
Industrial & Agricultural Machinery	1,908	3,093	(38.3%)	59,223	24,357	143.1%
Expansion	13,427	4,978	169.8%	32,005	23,133	38.4%
Planting	7,946	3,889	104.3%	21,606	15,302	41.2%
Industrial & Agricultural Machinery	5,481	1,088	403.7%	10,399	7,831	32.8%
Total	36,743	32,810	12.0%	143,164	92,512	54.8%

Adecoagro’s capital expenditures during 3Q17 totaled $36.7 million, 12.0% higher than in 3Q16.

In the Sugar, Ethanol and Energy business, capex deployed in 3Q17 totaled $32.2 million, $4.9 million or 18.0% higher year-over-year. The increase is primarily explained by growth investments related to the expansion of the cluster. Construction works are currently focused on laying the foundations for the sixth cane crusher at the Ivinhema mill. During the quarter we also planted 2.5 thousand hectares of new sugarcane areas to supply the growing capacity.

In the Farming & Land Transformation businesses, total capital expenditures during 3Q17 reached $4.6 million, 17.6% lower year-over-year. Growth investments consisted of: (i) the completion of the bio-digester for our Dairy business which will allow us to cogenerate electricity from cow manure; and (ii) land transformation projects to expand our rice planted area and improve the productivity; and investments in zero-leveling of rice plots to increase productivity and reduce operating costs.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	3Q17	3Q16	% Chg	3Q17	3Q16	% Chg
Soybean	tons	96,735	50,134	93.0%	24,162	11,642	107.5%
Corn (1)	tons	56,965	55,454	2.7%	7,207	7,555	(4.6%)
Wheat (2)	tons	15,127	25,427	(40.5%)	2,143	2,850	(24.8%)
Sunflower	tons	16	-	n.a	6	-	n.a
Cotton lint	tons	-	217	n.a	-	174	n.a
Rough Rice (3)	tons	54,287	87,696	(38.1%)	11,633	13,715	(15.2%)
Sugar	tons	66,080	124,009	(46.7%)	17,139	31,517	(45.6%)
Ethanol	m3	135,771	126,078	7.7%	70,469	56,853	23.9%
Total		424,982	469,015	(9.4%)	132,757	124,306	6.8%

(1) Includes sorghum. (2) Includes barley. (3) Expressed in rough rice equivalent

Variations in inventory levels between 3Q17 and 3Q16 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” "forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

• Adjusted EBITDA

• Adjusted EBIT

• Adjusted EBITDA margin

• Net Debt

• Net Debt to Adjusted EBITDA

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures.

There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item "Reserve from the sale of minority interests in subsidiaries.”

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under "Reserve from the sale of minority interests in subsidiaries.”

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.

Reconciliation of both Adjusted EBITDA and Adusted EBIT starts on page 23.

Net Debt & Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	3Q17	2Q17	Chg %	3Q16	Chg %
Net Debt	585,702	574,345	2.0%	640,308	(8.5%)
Cash and cash equivalents	523,175	219,934	137.9%	136,482	283.3%
Total Borrowings	1,108,877	794,279	39.6%	776,790	42.8%

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	59,201	16,219	8,931	375	84,726	178,262	-	-	262,988
Cost of goods sold and services rendered	(58,663)	(12,431)	(8,933)	(149)	(80,176)	(126,714)	-	-	(206,890)
Initial recog. and changes in FV of BA and agricultural produce	(3,892)	432	2,898	(407)	(969)	2,493	-	-	1,524
Gain from changes in NRV of agricultural produce after harvest	4,843	-	-	-	4,843		-	-	4,843
Margin on Manufacturing and Agricultural Act. Before Opex	1,489	4,220	2,896	(181)	8,424	54,041	-	-	62,465
General and administrative expenses	(767)	(1,105)	(246)	(42)	(2,160)	(7,866)	-	(5,956)	(15,982)
Selling expenses	(2,304)	(2,320)	(199)	14	(4,809)	(22,840)	-	(32)	(27,681)
Other operating income, net	3,862	(14)	108	-	3,956	(683)	-	(11)	3,262
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	2,280	781	2,559	(209)	5,411	22,652	-	(5,999)	22,064
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-		-	-	-
Adjusted EBIT	2,280	781	2,559	(209)	5,411	22,652	-	(5,999)	22,064
(-) Depreciation and Amortization	348	911	243	29	1,531	51,689	-	-	53,220
Adjusted EBITDA	2,628	1,692	2,802	(180)	6,942	74,341	-	(5,999)	75,284
Reconciliation to Profit/(Loss)
Adjusted EBITDA									75,284
(+) Depreciation									(53,220)
(+) Financial result, net									(27,749)
(+) Income Tax (Charge)/Benefit									2,727
Profit/(Loss) for the Period									(2,958)

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q16
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	41,551	35,333	9,384	232	86,500	159,943	-	-	246,443
Cost of goods sold and services rendered	(41,259)	(29,119)	(9,303)	(46)	(79,727)	(110,710)	-	-	(190,437)
Initial recog. and changes in FV of BA and agricultural produce	(2,805)	589	2,082	38	(96)	25,526	-	-	25,430
Gain from changes in NRV of agricultural produce after harvest	(5,837)	-	-	-	(5,837)	-	-	-	(5,837)
Margin on Manufacturing and Agricultural Act. Before Opex	(8,350)	6,803	2,163	224	840	74,759	-	-	75,599
General and administrative expenses	(619)	(850)	(235)	(54)	(1,758)	(6,628)	-	(6,208)	(14,594)
Selling expenses	(1,981)	(3,978)	(135)	(27)	(6,121)	(16,723)	-	(6)	(22,850)
Other operating income, net	13,145	121	352	8,136	21,754	(10,284)	-	(262)	11,208
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	2,195	2,096	2,145	8,279	14,715	41,124	-	(6,476)	49,363
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	2,195	2,096	2,145	8,279	14,715	41,124	-	(6,476)	49,363
(-) Depreciation and Amortization	353	707	233	46	1,339	39,125	-	-40,464
Adjusted EBITDA	2,548	2,803	2,378	8,325	16,054	80,249	-	(6,476)	89,827
Reconciliation to Profit/(Loss)
Adjusted EBITDA									89,827
(+) Depreciation									(40,464)
(+) Financial result, net									(44,271)
(+) Income Tax (Charge)/Benefit									1,715
Profit/(Loss) for the Period									6,808

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	144,097	59,497	28,253	813	232,660	424,949	-	-	657,609
Cost of goods sold and services rendered	(143,355)	(50,133)	(27,921)	(324) (221,733)	(320,466)	-	-	(542,199)
Initial recog. and changes in FV of BA and agricultural produce	13,451	6,228	7,426	(244)	26,861	(2,635)	-	-	24,226
Gain from changes in NRV of agricultural produce after harvest	8,036	-	-	-	8,036	-	-	-	8,036
Margin on Manufacturing and Agricultural Act. Before Opex	22,229	15,592	7,758	245	45,824	101,848	-	-	147,672
General and administrative expenses	(2,168)	(3,384)	(742)	(130)	(6,424)	(21,850)	-	(16,209)	(44,483)
Selling expenses	(5,250)	(8,721)	(667)	(39)	(14,677)	(49,990)	-	(91)	(64,758)
Other operating income, net	7,201	623	530	(161)	8,193	31,236	-	(29)	39,400
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	22,012	4,110	6,879	(85)	32,916	61,244	-	(16,329)	77,831
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	22,012	4,110	6,879	(85)	32,916	61,244	-	(16,329)	77,831
(-) Depreciation and Amortization	1,040	2,797	737	89	4,663	104,723	-	-	109,386
Adjusted EBITDA	23,052	6,907	7,616	4	37,579	165,967	-	(16,329)	187,217
Reconciliation to Profit/(Loss)
Adjusted EBITDA									187,217
(+) Depreciation									(109,386)
(+) Financial result, net									(67,937)
(+) Income Tax (Charge)/Benefit									(3,084)
Profit/(Loss) for the Period									6,810

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M16
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	`	Total
Sales of goods and services rendered	109,648	80,889	21,413	777	212,727	324,420	-	-		537,147
Cost of goods sold and services rendered	(109,268)	(69,792)	(21,298)	(142)	(200,500)	(228,365)	-	-		(428,865)
Initial recog. and changes in FV of BA and agricultural produce	42,852	10,047	3,707	128	56,734	52,190	-	-		108,924
Gain from changes in NRV of agricultural produce after harvest	(6,206)	-	-	-	(6,206)	-	-	-		(6,206)
Margin on Manufacturing and Agricultural Act. Before Opex	37,026	21,144	3,822	763	62,755	148,245	-	-		211,000
General and administrative expenses	(1,934)	(2,283)	(740)	(195)	(5,152)	(15,169)	-	(15,883)		(36,204)
Selling expenses	(4,421)	(9,238)	(476)	(46)	(14,181)	(35,803)	-	(31)		(50,015)
Other operating income, net	(8,796)	314	468	8,137	123	(22,877)	-	(199)		(22,953)
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-		-
Profit from Operations Before Financing and Taxation	21,875	9,937	3,074	8,659	43,545	74,396	-	(16,113)		101,828
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-		-
Adjusted EBIT	21,875	9,937	3,074	8,659	43,545	74,396	-	(16,113)		101,828
(-) Depreciation and Amortization	1,029	1,880	723	156	3,788	78,581	-	-		82,369
Adjusted EBITDA	22,904	11,817	3,797	8,815	47,333	152,977	-	(16,113)		184,197
Reconciliation to Profit/(Loss)
Adjusted EBITDA										184,197
(+) Depreciation										(82,369)
(+) Financial result, net										(107,118)
(+) Income Tax (Charge)/Benefit										(2,901)
Profit/(Loss) for the Period										(8,191)

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Statement of Income

Statement of Income
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Sales of goods and services rendered	262,988	246,443	6.7%	657,609	537,147	22.4%
Cost of goods sold and services rendered	(206,890)	(190,437)	8.6%	(542,199)	(428,865)	26.4%
Initial recognition and changes in fair value of biological assets and agricultural produce	1,524	25,430	(94.0%)	24,226	108,924	(77.8%)
Changes in net realizable value of agricultural produce after harvest	4,843	(5,837)	- %	8,036	(6,206)	- %
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	62,465	75,599	n.m	147,672	211,000	(30.0%)
General and administrative expenses	(15,982)	(14,594)	9.5%	(44,483)	(36,204)	22.9%
Selling expenses	(27,681)	(22,850)	21.1%	(64,758)	(50,015)	29.5%
Other operating income, net	3,262	11,208	(70.9%)	39,400	(22,953)	- %
Profit from Operations Before Financing and Taxation	22,064	49,363	(55.3%)	77,831	101,828	(23.6%)
Finance income	3,520	1,904	84.9%	8,742	6,975	25.3%
Finance costs	(31,269)	(46,175)	(32.3%)	(76,679)	(114,093)	(32.8%)
Financial results, net	(27,749)	(44,271)	(37.3%)	(67,937)	(107,118)	(36.6%)
Profit (Loss) Before Income Tax	(5,685)	5,092	- %	9,894	(5,290)	(287.0%)
Income tax benefit	2,727	1,715	59.0%	(3,084)	(2,901)	6.3%
Profit (Loss) for the Period from Continuing Operations	(2,958)	6,807	(143.5%)	6,810	(8,191)	(183.1%)
Profit (loss) for the Period from discontinued operations	-	-	- %	-	-	- %
Income / (Loss) for the Period	(2,958)	6,807	(143.5%)	6,810	(8,191)	(183.1%)

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cashflows
$ thousands	3Q17	3Q16	Chg %	9M17	9M16	Chg %
Cash flows from operating activities:
Profit for the period	(2,958)	6,807	n.a	6,810	(8,191)	n.a
Adjustments for:						n.a
Income tax benefit	(2,727)	(1,715)	59.0%	3,084	2,901	6.3%
Depreciation	52,971	40,295	31.5%	108,721	81,887	32.8%
Amortization	249	169	47.3%	665	482	38.0%
Gain from of disposal of other property items	(89)	104	n.a	529	(77)	n.a
Gain from disposal of subsidiary		-	n.a	-	-	n.a
Equity settled share-based compensation granted	1,417	1,380	2.7%	4,224	3,925	7.6%
Loss/(Gain) from derivative financial instruments and forwards	(2,223)	(2,566)	(13.4%)	(38,781)	38,555	n.a
Interest and other expense, net	12,549	12,056	4.1%	33,737	30,996	8.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5,949	13,128	(54.7%)	8,390	(36,464)	n.a
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,595)	(702)	269.7%	(3,211)	840	n.a
Provision and allowances	375	37	914%	673	85	691.8%
Foreign exchange gains, net	6,627	2,908	127.9%	18,510	15,184	21.9%
Cash flow hedge - transfer from equity	7,369	28,592	(74.2%)	10,689	52,186	(79.5%)
Subtotal	76,914	100,493	(23.5%)	154,040	182,309	(15.5%)

Changes in operating assets and liabilities:
Increase in trade and other receivables	(19,475)	(33,424)	(41.7%)	(48,530)	(77,361)	(37.3%)
Increase in inventories	(27,168)	84,391	n.a	(56,892)	46,936	n.a
Decrease in biological assets	(1,111)	(122,852)	(99.1%)	24,560	(107,314)	n.a
Decrease in other assets	(231)	111	n.a	(207)	51	n.a
(Increase) in derivative financial instruments	126	(7,788)	n.a	40,136	(27,411)	n.a
Decrease in trade and other payables	13,048	475	2,646.9%	(19,942)	11,986	n.a
(Decrease)/Increase in payroll and social security liabilities	5,690	4,645	22.5%	7,268	5,888	23.4%
Increase/(Decrease) in provisions for other liabilities	517	(632)	n.a	429	1,008	(57.4%)
Net cash generated in operating activities before interest and taxes paid	48,310	25,419	90.1%	100,862	36,092	179.5%
Income tax paid	(595)	(90)	561.1%	(2,248)	(1,001)	124.6%
Net cash generated from operating activities	47,715	25,329	88.4%	98,614	35,091	181.0%

Cash flows from investing activities: Continuing operations: Purchases of property, plant and equipment	(36,170)	(32,896)	10.0%	(142,223)	(92,930)	53.0%
Purchases of intangible assets	(814)	(213)	282.2%	(1,390)	(1,017)	36.8%
Purchase of cattle and non current biological assets planting cost	(426)	-	n.a	(1,007)	-	n.a
Interest received	3,425	2,102	62.9%	8,446	6,723	25.6%
Payment of seller financing arising on subsidiaries acquired		-	n.a	-	-	n.a
Proceeds from sale of property, plant and equipment	1,061	796	33.3%	1,859	1,550	19.9%
Proceeds from disposal of subsidiaries		3,423	(100.0%)	-	3,423	(100.0%)
Net cash used in investing activities	(32,924)	(26,788)	22.9%	(134,315)	(82,251)	63.3%

Cash flows from financing activities: Proceeds from equity settled share-based compensation exercised	39		n.a	39	276	(85.9%)
Proceeds from long-term borrowings	40,622	68,879	(41.0%)	230,391	111,580	106.5%
Payments of long-term borrowings	(226,148)	(93,215)	142.6%	(329,872)	(162,729)	102.7%
Net increase in short-term borrowings	(10,828)	10,359	n.a	64,236	62,926	2.1%
Interest paid	(10,898)	(11,311)	(3.7%)	(33,438)	(31,815)	5.1%
Dividends paid to non-controlling interest	-			(1,506)
Payment of derivatives financial instruments	55	(1,117)	n.a	(9,364)	(2,330)	301.9%
Purchase of own shares	(2,661)	(1,028)	158.9%	(11,342)	(1,028)	1,003.3%
Issuance of Senior Notes				496,151
Net cash generated from financing activities	(209,819)	(27,433)	664.8%	405,295	(23,120)	n.a
Net increase/(decrease) in cash and cash equivalents	(195,028)	(28,892)	575.0%	369,594	(70,280)	n.a
Cash and cash equivalents at beginning of period	219,934	167,587	31.2%	158,568	198,894	(20.3%)
Effect of exchange rate changes on cash and cash equivalents	(15,068)	(2,213)	580.9%	(4,987)	7,868	n.a
Cash and cash equivalents at end of period	9,838	136,482	(92.8%)	523,175	136,482	283.3%

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position
$ thousands	September 30, 2017	December 31, 2016	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	847,443	802,608	5.6%
Investment property	2,447	2,666	(8.2%)
Intangible assets	17,658	17,252	2.4%
Biological assets	9,117	8,516	7.1%
Deferred income tax assets	42,911	38,586	11.2%
Trade and other receivables	17,763	17,412	2.0%
Other assets	768	566	35.7%
Total Non-Current Assets	938,107	887,606	5.7%

Current Assets
Biological assets	97,257	136,888	(29.0%)
Inventories	173,678	111,754	55.4%
Trade and other receivables	203,622	157,528	29.3%
Derivative financial instruments	5,673	3,398	67.0%
Other	36	24
Cash and cash equivalents	523,175	158,568	229.9%
Total Current Assets	1,003,441	568,160	76.6%
TOTAL ASSETS	1,941,548	1,455,766	33.4%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent Share capital	183,573	183,573	- %
Share premium	931,751	937,250	(0.6%)
Cumulative translation adjustment	(519,870)	(527,364)	(1.4%)
Equity-settled compensation	16,538	17,218	(3.9%)
Cash flow hedge	(24,097)	(37,299)	(35.4%)
Reserve for the sale of non contolling interests in subsidiaries	41,574	41,574	- %
Treasury shares	(2,759)	(1,859)	48.4%
Retained earnings	56,682	50,998	11.1%
Equity attributable to equity holders of the parent	683,392	664,091	2.9%
Non controlling interest	6,460	7,582	(14.8%)
TOTAL SHAREHOLDERS EQUITY	689,852	671,673	2.7%

LIABILITIES
Non-Current Liabilities
Trade and other payables	871	1,427	(39.0%)
Borrowings	925,589	430,304	115.1%
Deferred income tax liabilities	14,493	14,689	(1.3%)
Payroll and social security liabilities	1,204	1,235	(2.5%)
Derivatives financial instruments	-	662	(100.0%)
Provisions for other liabilities	4,055	3,299	22.9%
Total Non-Current Liabilities	946,212	451,616	109.5%

Current Liabilities
Trade and other payables	75,065	92,158	(18.5%)
Current income tax liabilities	11,553	1,387	732.9%
Payroll and social security liabilities	34,324	26,844	27.9%
Borrowings	183,288	205,092	(10.6%)
Derivative financial instruments	795	6,406	(87.6%)
Provisions for other liabilities	459	590	(22.2%)
Total Current Liabilities	305,484	332,477	(8.1%)
TOTAL LIABILITIES	1,251,696	784,093	59.6%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,941,548	1,455,766	33.4%